UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
              OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: June 20, 2005

                        Commission File Number 001-12510
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                                   ROYAL AHOLD
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                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

         On June 20, 2005, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that Kerry Underhill has been appointed Senior Vice President Corporate Communications, effective July 1, 2005. A copy of this press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                       KONINKLIJKE AHOLD N.V.

                                                  /s/ H.R. Ryopponen
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Date: June 21, 2005                     By:     H.R. Ryopponen
                                        Title:  Executive Vice President and CFO

                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit   Description
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99.1 Royal Ahold press release dated June 20, 2005, announcing that Kerry Underhill has been appointed Senior Vice President Corporate Communications, effective July 1, 2005